Exhibit 99.4

Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com.  If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or both of the following options:	Interim Financial Statements
Annual Financial Statements

Name:_______________________________________________________________________________________
Address:_____________________________________________________________________________________ Street Name & Number	______________________________________________________________________________________________ Apt. or Suite
____________________________________________________________________________________________ City Prov or State	______________________________________________________________________________________________ Country Postal or Zip Code
Email Address: ________________________________________________________________________________	Preferred Method of Communication: Email:____ or Mail:______
*Signature:___________________________________________________________________________________	Date:__________________________________________________________________________________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
1103-750 WEST PENDER STREET
VANCOUVER, BC
V6C 2T8

OR BY FAX TO:  604-689-7645

OR BY EMAIL TO:  info@almadenminerals.com